SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

ARTICLE I

The name of the corporation is O'Sullivan Industries Holdings, Inc. (hereinafter called the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
AUTHORIZED CAPITAL STOCK

A.   AUTHORIZED SHARES.

The total number of shares of capital stock which the Corporation has authority to issue is 22,000,000 shares, consisting of:

(1)   3,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") of which 2,000,000 shares are further designated as Class A Common Stock (the "Class A Common Stock"), and 1,000,000 shares are further designated as Class B Common Stock (the "Class B Common Stock").

(2)   19,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), of which 17,000,000 shares are further designated as Senior Preferred Stock (the "Senior Preferred Stock"), 100,000 shares are further designated as Series A Junior Preferred Stock (the "Series A Junior Preferred Stock""), 1,000,000 shares are further designated as Series B Junior Preferred Stock (the "Series B Junior Preferred Stock") and 50,000 shares are further designated as Series C Junior Preferred Stock (the "Series C Junior Preferred Stock"). The Series A Junior Preferred Stock, the Series B Junior Preferred Stock and the Series C Junior Preferred Stock are sometimes referred to herein collectively as the "Junior Preferred Stock" and each share of Series A Junior

Preferred Stock, Series B Junior Preferred Stock and Series C Junior Preferred Stock as a "Junior Preferred Share." The Series A Junior Preferred Stock and the Series B Junior Preferred Stock are sometimes referred to herein collectively as the "Series A/B Junior Preferred Stock" and each share of Series A Junior Preferred Stock and Series B Junior Preferred Stock as an "A/B Junior Preferred Share."

In addition to any other consent or approval which may be required pursuant to this Certificate of Incorporation, no amendment or waiver of any provision of this Section A shall be effective without the prior approval of the holders of a majority of the then outstanding Class A Common Stock.

B.   PREFERRED STOCK.

1.   Issue in Series. Preferred Stock may be issued from time to time in one or more series, each such series to have the terms stated herein and, if applicable, in the resolution of the Board of Directors of the Corporation (the "Board of Directors") providing for its creation under paragraph 2 below. All shares of any one series of Preferred Stock will be identical, but shares of different series of Preferred Stock need not be identical or rank equally except insofar as provided by law or herein.

2.   Creation of Series. The Board of Directors shall have the authority by resolution to cause to be created one or more series Preferred Stock and, prior to the issuance of any shares of any such series, to determine and fix the powers, designations, preferences, qualifications privileges, options and other relative, participating, optional, or special rights and limitations of each such series.

C.   SENIOR PREFERRED STOCK.

Except as otherwise provided in this Section C or as otherwise required by applicable law, all shares of Senior Preferred Stock (each such share, a "Senior Share") shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

1.   Dividends.

(a)   General Obligation. When and as declared by Board of Directors and to the extent permitted under the General Corporation Law of Delaware (the "DGCL"), the Corporation shall pay preferential dividends to the holders of the Senior Preferred Stock as provided in this Section 1. Except as otherwise provided herein, dividends on each Senior Share shall accrue on a daily basis at the rate of 12% per annum of the sum of the Liquidation Value thereof plus all accumulated and unpaid dividends thereon, from and including the date of issuance of such Senior Share to and including the date on which the Liquidation Value of such Senior Share (plus all accrued, accumulated and unpaid dividends thereon) is paid. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The date on which the Corporation initially issues any Senior Share shall be deemed to be its "date of issuance" regardless of the number of times transfer of such Senior Share is made on the

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stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Senior Share.

(b)   Dividend Reference Dates. To the extent not paid on June 30 and December 31 of each year, beginning on December 31, 1999 (the "Dividend Reference Dates"), all dividends which have accrued on each Senior Share outstanding during the six-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date shall be accumulated and remain accumulated dividends with respect to such Senior Share until paid.

(c)   Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Senior Preferred Stock, such payment shall be distributed ratably among the holders of Senior Shares based upon the number of Shares held by each such holder.

2.   Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, each holder of Senior Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the aggregate Liquidation Value (plus all accrued, accumulated and unpaid dividends) of all Senior Shares held by such holder and the holders of Senior Preferred Stock shall not be entitled to any further payment. If upon any such liquidation, dissolution or winding up of the Corporation, the Corporation's assets to be distributed among the holders of the Senior Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid, then the entire assets to be distributed shall be distributed ratably among such holders based upon the aggregate Liquidation Value (plus all accrued, accumulated and unpaid dividends) of the Senior Preferred Stock held by each such holder. Neither the consolidation or merger of the Corporation into or with any other entity or entities, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 2.

3.   Redemptions.

(a)   Redemption Payment. For each Senior Share which is to be redeemed, the Corporation shall be obligated to pay to the holder thereof upon surrender by such holder at the Corporation's principal office of the certificate representing such Senior Share (the "Redemption Date") an amount in immediately available funds equal to the Liquidation Value of such Senior Share (plus all accrued, accumulated and unpaid dividends thereon). If the funds of the Corporation legally available for redemption of Senior Shares on any Redemption Date are insufficient to redeem the total number of Senior Shares to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of Senior Shares ratably among the holders of the Senior Shares to be redeemed based upon the aggregate Liquidation Value of such Senior Shares (plus all accrued, accumulated and unpaid dividends thereon) held by each such holder. At any time thereafter when additional funds of the Corporation are legally available for the redemption of Senior Shares, such funds shall immediately be used to redeem the balance of the Senior Shares which the Corporation has become obligated to redeem on any Redemption Date but which it has not redeemed.

(b)   <u>Notice of Redemption</u>. The Corporation shall mail written notice of each redemption of any Senior Preferred Stock to each record holder of Senior Preferred Stock not more than 30 nor less than three days prior to the date on which such redemption is to be made. In case fewer than the total number of Senior Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed Senior Shares shall be issued to the holder thereof without cost to such holder within three business days after surrender of the certificate representing the redeemed Senior Shares.

(c)   <u>Determination of the Number of Each Holder's Senior Shares to be Redeemed</u>. The number of Senior Shares to be redeemed from each holder thereof in redemptions hereunder shall be the number of Senior Shares determined by multiplying the total number of Senior Shares to be redeemed times a fraction, the numerator of which shall be the total number of Senior Shares then held by such holder and the denominator of which shall be the total number of Senior Shares then outstanding.

(d)   <u>Dividends After Redemption Date</u>. No Senior Share is entitled to any dividends accruing after the date on which the Liquidation Value of such Senior Share (plus all accrued, accumulated and unpaid dividends thereon) is paid in full to the holder thereof. On such date all rights of the holder of such Senior Share shall cease, and such Senior Share shall not be deemed to be outstanding.

(e)   <u>Redeemed or Otherwise Acquired Senior Shares</u>. Any Senior Shares which are redeemed or otherwise acquired by the Corporation shall be canceled and shall not be reissued, sold or transferred.

(f)   <u>Other Redemptions or Acquisitions</u>. Neither the Corporation nor any Subsidiary shall redeem or otherwise acquire any Senior Preferred Stock, except as expressly authorized herein or pursuant to a purchase offer made pro rata to all holders of the Senior Preferred Stock on the basis of the number of Senior Shares owned by each such holder. So long as any shares of Senior Preferred Stock remain outstanding, the Corporation shall not redeem, purchase or otherwise acquire any Junior Securities; provided, that the Corporation may purchase Junior Securities from present or former employees pursuant to written contracts with such employees.

(g)   <u>Optional Redemptions</u>. The Corporation may, at its option, redeem at any time or from time to time, from any source of funds legally available therefor, in whole or in part, the Senior Preferred Stock.

(h)   <u>Scheduled Redemption</u>. The Corporation shall redeem all outstanding shares of Senior Preferred Stock on the 12th anniversary of the date of issuance of such Senior Shares at a price per share equal to the Liquidation Value thereof (plus all accrued, accumulated and unpaid dividends thereon).

(i)   <u>Mandatory Redemption</u>. The Corporation shall redeem all outstanding shares of Senior Preferred Stock upon the consummation of a Change in Control at a price per share equal to the Liquidation Value thereof (plus all accrued, accumulated and unpaid dividends thereon).

4.   Voting Rights. Except as otherwise required by law, the Senior Preferred Stock shall have no voting rights.

5.   Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Senior Preferred Stock. Upon the surrender of any certificate representing Senior Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Senior Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Senior Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Senior Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Senior Preferred Stock represented by the surrendered certificate.

6.   Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Senior Shares of Senior Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is an institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Senior Shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Senior Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

7.   Definitions. The following definitions apply only to this Section C.

"Change in Control" means any transaction or series of related transactions as a result of which any Unaffiliated Third Party acquires more than 50% of the Common Stock outstanding on a fully diluted basis at the time of such transaction.

"Common Stock" means the Corporation's Common Stock and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

"Junior Securities" means any of the Corporation's equity securities, other than the Senior Preferred Stock.

"Liquidation Value" of any Senior Share as of any particular date shall be equal to $1.50 per Senior Share.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Redemption Date" is defined in paragraph 3A.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of Senior Shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing general partner of such partnership, association or other business entity.

"Unaffiliated Third Party" means any Person who, immediately prior to the contemplated transaction, does not own in excess of 5% of the Corporation's Common Stock on a fully diluted basis (a "5% Owner"), who is not controlling, controlled by or under common control with any such 5% Owner and who is not the spouse or descendent (by birth or adoption) of any such 5% Owner or a trust of the benefit of such 5% Owner and/or such other Persons.

8. Amendment and Waiver. No amendment, modification or waiver shall be binding or effective with respect to any provision of this Section C without the prior written consent of the holders of at least 51% of the Senior Preferred Stock outstanding at the time.

9. Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any holder of Senior Preferred Stock at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

10. Issuance of Additional Shares of Senior Preferred Stock. The Corporation shall not increase the authorized number of shares of Senior Preferred Stock above 17,000,000 shares.

D. SERIES C JUNIOR PREFERRED STOCK.

Except as otherwise provided in this Section D or as otherwise required by applicable law, all shares of Series C Junior Preferred Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

1.	Dividends. No dividends shall be declared or paid on any share of Series C Junior Preferred Stock.

2.	Liquidation. Subject to the terms of the Senior Preferred Stock, upon any liquidation, dissolution or winding up of the Corporation, the holders of the Series C Junior Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Series C Junior Securities, an amount in cash equal to the aggregate Liquidation Value of all such Series C Junior Preferred Shares held by such holder, and the holders of Series C Junior Preferred Stock shall not be entitled to any further payment. If upon any such liquidation, dissolution or winding up of the Corporation, the Corporation's assets to be distributed among the holders of the Series C Junior Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid, then the entire assets to be distributed shall be distributed ratably among such holders based upon the aggregate Liquidation Value of the Series C Junior Preferred Stock held by each such holder. Neither the consolidation or merger of the Corporation into or with any other entity or entities, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 2.

3.	Redemptions.

(a)	Optional Redemptions. Subject to the terms and conditions of the Senior Preferred Stock, the Corporation may at any time redeem all or any portion of the Series C Junior Preferred Stock then outstanding at a price per Series C Junior Preferred Share equal to the Liquidation Value thereof; provided, that all optional redemptions pursuant to this Section 3(a) are made pro rata among the holders of Series C Junior Preferred Stock based upon the aggregate Liquidation Value of such Series C Junior Preferred Stock held by each such holder.

(b)	Redemption Price. For each Series C Junior Preferred Share which is to be redeemed, the Corporation shall be obligated on the Redemption Date to pay to the holder thereof (upon surrender by such holder at the Corporation's principal office of the certificate representing such Series C Junior Preferred Share) an amount in immediately available funds equal to the Liquidation Value thereof. If the Corporation's funds which are legally available for redemption of Series C Junior Preferred Shares on any Redemption Date are insufficient to redeem the total number of Series C Junior Preferred Shares to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of Series C Junior Preferred Shares pro rata among the holders of the Series C Junior Preferred Shares to be redeemed based upon the aggregate Liquidation Value of such Series C Junior Preferred Shares held by each such holder, and other Series C Junior Preferred Shares not so redeemed shall remain issued and outstanding until redeemed in accordance with the terms thereof. At any time thereafter when additional funds of the Corporation are legally available for the redemption of Series C Junior Preferred Shares, such funds shall immediately be used to redeem the balance of the Series C Junior Preferred Shares which the Corporation has become obligated to redeem on any Redemption Date but which it has not redeemed.

(c)	Notice of Redemption. The Corporation shall mail written notice of each redemption of Series C Junior Preferred Stock to each record holder not more than thirty

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(30) nor less than ten days prior to the date on which such redemption is to be made. Upon mailing any notice of redemption which relates to a redemption at the Corporation's option, the Corporation shall become obligated to redeem the total number of Series C Junior Preferred Shares specified in such notice at the time of redemption specified therein. In case fewer than the total number of Series C Junior Preferred Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed Series C Junior Preferred Shares shall be issued to the holder thereof without cost to such holder within three business days after surrender of the certificate representing the redeemed Series C Junior Preferred Shares.

(d)   Determination of the Number of Each Holder's Series C Junior Preferred Shares to be Redeemed. Except as otherwise provided herein, the number of Series C Junior Preferred Shares of Junior Preferred Stock to be redeemed from each holder thereof in redemptions hereunder shall be the number of Series C Junior Preferred Shares determined by multiplying the total number of Series C Junior Preferred Shares to be redeemed times a fraction, the numerator of which shall be the total number of Series C Junior Preferred Shares then held by such holder and the denominator of which shall be the total number of shares of Series C Junior Preferred Stock then outstanding.

(e)   Redeemed or Otherwise Acquired Series C Junior Preferred Shares. Any Series C Junior Preferred Shares which are redeemed or otherwise acquired by the Corporation shall be canceled and shall not be reissued, sold or transferred.

(f)   Other Redemptions or Acquisitions. So long as any shares of Series C Junior Preferred Stock remain outstanding, the Corporation shall not redeem, purchase or otherwise acquire any Series C Junior Securities; provided, that the Corporation may purchase Series C Junior Securities from present or former employees pursuant to written contracts with such employees.

4.   Voting Rights. The shares of Series C Junior Preferred Stock shall have no voting rights attaching to them, except as required by applicable law.

5.   Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Series C Junior Preferred Stock. Upon the surrender of any certificate representing Series C Junior Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Series C Junior Preferred Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Series C Junior Preferred Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series C Junior Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Series C Junior Preferred Stock represented by the surrendered certificate.

6.   Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Series C Junior Preferred

Shares of any class of Series C Junior Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is an institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Series C Junior Preferred Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

7. <u>Definitions</u>. The following definitions apply to this Section D only.

"<u>Liquidation Value</u>" of any share of Series C Junior Preferred Stock shall be an amount equal to $100.00 per share.

"<u>Person</u>" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"<u>Redemption Date</u>" as to any Series C Junior Preferred Share means the date specified in the notice of any redemption at the Corporation's option or the applicable date specified herein in the case of any other redemption; provided, that no such date shall be a Redemption Date unless the applicable Liquidation Value is actually paid, or set aside for payment in full on such date, and if not so paid or set aside for payment in full, the Redemption Date shall be the date on which such Liquidation Value is fully paid.

"<u>Series C Junior Securities</u>" means any of the Corporation's equity securities other than the Senior Preferred Stock and the Series C Junior Preferred Stock.

"<u>Subsidiary</u>" means with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled directly or indirectly, by any person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

8. <u>Amendment and Waiver</u>. No amendment, modification or waiver shall be binding or effective with respect to any provision of Section D without the prior written consent of the holders of Series C Junior Preferred Stock representing more than fifty percent (50%) of the aggregate Liquidation Value of such Series C Junior Preferred Stock then outstanding.

9.   Notices. Except as otherwise expressly provided, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so mailed (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

E.   SERIES A/B JUNIOR PREFERRED STOCK.

Except as otherwise provided in this Section E or as otherwise required by applicable law, all shares of any one series Series A/B Junior Preferred Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

1.   Dividends.

(a)   General Obligation. When and as declared by the Board of Directors and to the extent permitted under the DGCL, the Corporation shall pay preferential dividends to the holders of the Series A/B Junior Preferred Stock as provided in this Section 1. Except as otherwise provided herein, dividends on each share of Series A/B Junior Preferred Stock shall accrue on a daily basis at the rate of 14% per annum of the sum of the Liquidation Value thereof plus all accumulated and unpaid dividends thereon, from and including the date of issuance of such Series A/B Junior Preferred Share to and including the date on which the Liquidation Value of such Series A/B Junior Preferred Share (plus all accrued, accumulated and unpaid dividends thereon) is paid in full. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The date on which the Corporation initially issues any Series A/B Junior Preferred Share shall be deemed to be its "date of issuance" regardless of the number of times transfer of such Series A/B Junior Preferred Share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Series A/B Junior Preferred Share.

(b)   Junior Preferred Dividend Reference Dates. To the extent not paid on each June 30 and December 31 of each year beginning June 30, 2000 (the "Series A/B Junior Preferred Dividend Reference Dates"), all dividends which have accrued on each Series A/B Junior Preferred Share outstanding during the six-month period (or other period in the case of the initial Series A/B Junior Preferred Dividend Reference Date) ending upon each such Series A/B Junior Preferred Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such Series A/B Junior Preferred Share until paid.

(c)   Distribution of Partial Dividend Payments. If at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A/B Junior Preferred Stock, such payment shall be distributed ratably among the holders of the Series A/B Junior Preferred Stock based upon the number of Series A/B Junior Preferred Shares held by each such holder.

(d)   Priority of Junior Preferred Stock. Subject to the terms of the Senior Preferred Stock and the Series C Junior Preferred Stock, so long as any Series A/B Junior Preferred Stock remains outstanding, neither the Corporation nor any Subsidiary shall declare or pay any cash dividends or make any cash distributions with respect to or redeem, purchase or otherwise acquire for cash, directly or indirectly, any Series A/B Junior Securities, if at the time of or immediately after any such redemption, purchase, acquisition, dividend or distribution the Corporation has failed to pay the full amount of dividends accrued on the Series A/B Junior Preferred Stock or the Corporation has failed to make any redemption of the Series A/B Junior Preferred Stock required hereunder.

2.   Liquidation. Subject to the terms of the Senior Preferred Stock and the Series C Junior Preferred Stock, upon any liquidation, dissolution or winding up of the Corporation, the holders of the Series A/B Junior Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Series A/B Junior Securities, an amount in cash equal to the aggregate Liquidation Value (plus all accrued, accumulated and unpaid dividends) of all such Series A/B Junior Preferred Shares held by such holder, and the holders of Series A/B Junior Preferred Stock shall not be entitled to any further payment. If upon any such liquidation, dissolution or winding up of the Corporation, the Corporation's assets to be distributed among the holders of the Series A/B Junior Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid, then the entire assets to be distributed shall be distributed ratably among such holders based upon the aggregate Liquidation Value (plus all accrued, accumulated and unpaid dividends) of the Series A/B Junior Preferred Stock held by each such holder. Neither the consolidation or merger of the Corporation into or with any other entity or entities, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 2.

3.   Redemptions.

(a)   Optional Redemptions. Subject to the terms and conditions of the Senior Preferred Stock and the Series C Junior Preferred Stock, the Corporation may at any time redeem all or any portion of the Series A/B Junior Preferred Stock then outstanding at a price per Series A/B Junior Preferred Share equal to the Liquidation Value thereof (plus all accumulated and accrued and unpaid but not yet accumulated dividends thereon); provided, that all optional redemptions pursuant to this Section 3(a) are made pro rata among the holders of Series A/B Junior Preferred Stock based upon the aggregate Liquidation Value of such Series A/B Junior Preferred Stock (plus all accrued, accumulated and unpaid dividends thereon) held by each such holder.

(b)   Redemption Price. For each Series A/B Junior Preferred Share which is to be redeemed, the Corporation shall be obligated on the Redemption Date to pay to the holder thereof (upon surrender by such holder at the Corporation's principal office of the certificate representing such Series A/B Junior Preferred Share) an amount in immediately available funds equal to the Liquidation Value thereof (plus all accrued, accumulated and unpaid dividends thereon). If the Corporation's funds which are legally available for redemption of Series A/B Junior Preferred Shares on any Redemption Date are insufficient to redeem the total number of Series A/B Junior Preferred Shares to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of Series A/B Junior Preferred Shares pro rata among the holders of the Series A/B Junior Preferred Shares to be redeemed based upon the aggregate Liquidation Value of such Series A/B Junior Preferred Shares (plus all accrued, accumulated and unpaid dividends thereon) held by each such holder, and other Series A/B Junior Preferred Shares not so redeemed shall remain issued and outstanding until redeemed in accordance with the terms thereof. At any time thereafter when additional funds of the Corporation are legally available for the redemption of Series A/B Junior Preferred Shares, such funds shall immediately be used to redeem the balance of the Series A/B Junior Preferred Shares which the Corporation has become obligated to redeem on any Redemption Date but which it has not redeemed.

(c)   Notice of Redemption. The Corporation shall mail written notice of each redemption of Series A/B Junior Preferred Stock to each record holder not more than thirty (30) nor less than ten days prior to the date on which such redemption is to be made. Upon mailing any notice of redemption which relates to a redemption at the Corporation's option, the Corporation shall become obligated to redeem the total number of Series A/B Junior Preferred Shares specified in such notice at the time of redemption specified therein. In case fewer than the total number of Series A/B Junior Preferred Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed Series A/B Junior Preferred Shares shall be issued to the holder thereof without cost to such holder within three business days after surrender of the certificate representing the redeemed Series A/B Junior Preferred Shares.

(d)   Determination of the Number of Each Holder's Series A/B Junior Preferred Shares to be Redeemed. Except as otherwise provided herein, the number of Series A/B Junior Preferred Shares of Junior Preferred Stock to be redeemed from each holder thereof in redemptions hereunder shall be the number of Series A/B Junior Preferred Shares determined by multiplying the total number of Series A/B Junior Preferred Shares to be redeemed times a fraction, the numerator of which shall be the total number of Series A/B Junior Preferred Shares then held by such holder and the denominator of which shall be the total number of shares of Series A/B Junior Preferred Stock then outstanding.

(e)   Dividends After Redemption Date. No Series A/B Junior Preferred Share is entitled to any dividends accruing after the date on which the Liquidation Value of such Series A/B Junior Preferred Share (plus all accrued, accumulated and unpaid dividends thereon) is paid in full to the holder thereof. On such date all rights of the holder of such Series A/B Junior Preferred Share shall cease, and such Series A/B Junior Preferred Share shall not be deemed to be outstanding.

(f)   Redeemed or Otherwise Acquired Series A/B Junior Preferred Shares. Any Junior Preferred Shares which are redeemed or otherwise acquired by the Corporation shall be canceled and shall not be reissued, sold or transferred.

(g)   Other Redemptions or Acquisitions. So long as any shares of Series A/B Junior Preferred Stock remain outstanding, the Corporation shall not redeem, purchase or otherwise acquire any Series A/B Junior Securities; provided, that the Corporation may purchase Series A/Junior Securities from present or former employees pursuant to written contracts with such employees.

4.   Voting Rights.   The shares of Series A/B Junior Preferred Stock shall have no voting rights attaching to them, except as required by applicable law.

5.   Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Series A/B Junior Preferred Stock. Upon the surrender of any certificate representing Series A/B Junior Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Series A/B Junior Preferred Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Series A/B Junior Preferred Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series A/B Junior Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Series A/B Junior Preferred Stock represented by the surrendered certificate.

6.   Replacement.   Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Series A/B Junior Preferred Shares of any class of Series A/B Junior Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is an institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Series A/B Junior Preferred Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Series A/B Junior Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

7.   Definitions. The following definitions apply to this Section E only.

"Liquidation Value" of any share of (i) Series A Junior Preferred Stock shall be an amount equal to $150.00 per share and (ii) Series B Junior Preferred Stock shall be an amount equal to $100.00 per share.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Redemption Date" as to any Series A/B Junior Preferred Share means the date specified in the notice of any redemption at the Corporation's option or the applicable date specified herein in the case of any other redemption; provided, that no such date shall be a

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Redemption Date unless the applicable Liquidation Value (plus all accumulated and accrued and unpaid but not yet accumulated dividends thereon) is actually paid, or set aside for payment in full on such date, and if not so paid or set aside for payment in full, the Redemption Date shall be the date on which such Liquidation Value (plus all accrued and unpaid dividends thereon) is fully paid.

"Series A/B Junior Securities" means any of the Corporation's equity securities other than the Senior Preferred Stock, the Series C Junior Preferred Stock and the Series A/B Junior Preferred Stock.

"Subsidiary" means with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled directly or indirectly, by any person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

8.   Amendment and Waiver. No amendment, modification or waiver shall be binding or effective with respect to any provision of Section E without the prior written consent of the holders of Series A/B Junior Preferred Stock representing more than fifty percent (50%) of the aggregate Liquidation Value (plus all accumulated and accrued and unpaid but not yet accumulated dividends thereon) of such Series A/B Junior Preferred Stock then outstanding.

9.   Notices. Except as otherwise expressly provided, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so mailed (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

F.   COMMON STOCK.

Except as otherwise provided in this Section F or as otherwise required by applicable law, all shares of Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

1.   Voting Rights. The holders of Class A Common shall be entitled to one vote per share on all matters to be voted on by the stockholders of the Corporation. The holders of Class B Common shall have no voting rights, except as otherwise required by applicable law.

2.   Dividends. Subject to the provisions of the Preferred Stock, as and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis.

3.   Liquidation. Subject to the provisions of the Preferred Stock, the holders of the Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of Common Stock in any liquidation, dissolution or winding up of the Corporation.

4.   Stock Splits. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of each other class of Common Stock shall be proportionately subdivided or combined in a similar manner.

5.   Registration of Transfer. The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of shares of Common Stock. Upon the surrender of any certificate representing shares of any class of Common Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate and the Corporation shall forthwith cancel such surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of such class as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

6.   Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (provided that an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

7.   Notices. All notices referred to herein shall be in writing, and shall be delivered by registered or certified mail, return receipt requested, postage prepaid, and shall be deemed to have been given when so mailed (i) to the Corporation at its principal executive offices and (ii) to any stockholder at such holder's address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

8.   Action by Written Consent. Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, shall be signed by the holders of outstanding stock having not less than a majority of the shares entitled to vote, or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

9.   Amendment and Waiver. No amendment or waiver of any provision of this Section F shall be effective without the prior consent of the holders of a majority of the then outstanding shares of Class A Common Stock.

ARTICLE V

The name and mailing address of the Corporation is as follows:

O'Sullivan Industries Holdings, Inc.
1900 Gulf Street
Lamar, Missouri 64759

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation, except as may be otherwise be provided in such bylaws.

ARTICLE VII

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE VIII
INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.   GENERAL.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

B.   DERIVATIVE ACTIONS.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

C.   INDEMNIFICATION IN CERTAIN CASES.

To the extent that a present or former director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections A and B of this Article VIII, or in defense of any claim, issue or matter therein, he shall he indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

D.   PROCEDURE.

Any indemnification under Sections A and B of this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections A and B. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

E.   ADVANCES FOR EXPENSES.

Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the present or former director, officer, employee or agent to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

F.   RIGHTS NOT EXCLUSIVE.

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

G.   INSURANCE.

The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VIII.

H.   SURVIVAL OF RIGHTS.

The indemnification and advancement of expenses provided by, or granted pursuant to this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

I.   DEEMED A CONTRACT.

The foregoing provisions of this Article VIII shall be deemed to be a contract between the Corporation and each person who serves in any capacity specified in this Article VIII at any time while this Article VIII, as amended, is in effect, and any repeal or modification of this Article VIII shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, prosecution, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

J.   MERGER OR CONSOLIDATION.

For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, fiduciaries

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or agents, so that any person who is or was a director, officer, employee, fiduciary or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE IX

The Corporation reserves the right, subject to any provision set forth herein or in the Merger Agreement dated as of May 17, 1999 between the Corporation and OSI Acquisition, Inc. (as amended from time to time), to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

ARTICLE X

A director (including former directors) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereinafter amended to permit further elimination or limitation of the personal liability of directors (including former directors), then the liability of such director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article X by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director (including former directors) of the Corporation existing at the time of such repeal or modification.

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